UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

THE WILLIAMS COMPANIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
5.50% Junior Subordinated Convertible Debentures due 2033
(Title of Class of Securities)
CUSIP Nos. 969457845 and 969457852
(CUSIP Number of Class of Securities)

James J. Bender, Esq.
Senior Vice President and General Counsel
The Williams Companies, Inc.
One Williams Center, Suite 4900
Tulsa, Oklahoma 74172
(918) 573-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4100
Denver, Colorado 80202-2641
(303) 298-5700
Attention: Richard M. Russo, Esq.

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
*$605,834,090	**$71,307

*	Estimated solely for the purpose of determining the registration fee. The amount assumes the conversion of all outstanding 5.50% Junior Subordinated Convertible Debentures due 2033.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $117.70 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,307	Filing Party: The Williams Companies, Inc.
Form or Registration No.: Form S-4 (File No.333-129779)	Date Filed: November 17, 2005
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐      third-party tender offer subject to Rule 14d-1
☑      issuer tender offer subject to Rule 13e-4
☐      going-private transaction subject to Rule 13e-3
☐      amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     The Issuer Tender Offer Statement on Schedule TO relates to an offer by The Williams Companies, Inc., a Delaware corporation (the “Company”), to pay a cash premium to holders of any and all of the Company’s $299,987,000 principal amount outstanding 5.50% Junior Subordinated Convertible Debentures due 2033 (the “Debentures”), who convert their Debentures to shares of the Company’s common stock, $1.00 par value per share (“Common Stock”), upon the terms and subject to the conditions contained in the Conversion Offer Prospectus dated November 17, 2005 (as the same may be amended or supplemented from time to time, the “Conversion Offer Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4 dated the date hereof (the “Registration Statement”) and are incorporated herein by reference.
     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.
     The information set forth in the Conversion Offer Prospectus in the sections entitled “Summary” and “Questions and Answers about the Offer” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the subject company is The Williams Companies, Inc. The address of the Company’s principal executive offices is One Williams Center, Tulsa, Oklahoma 74172. Its telephone number is (918) 573-2000.
     (b) Securities.
     The subject class of securities is the Company’s 5.50% Junior Subordinated Convertible Debentures due 2033. As of November 17, 2005 $299,987,000 aggregate principal amount of Debentures was outstanding. The information set forth in the Conversion Offer Prospectus in the sections entitled “Description of Capital Stock,” “Description of Debentures,” “Questions and Answers About the Offer,” “Terms of the Offer—Conversion Rights” and “Price Range of Common Stock” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Conversion Offer Prospectus in the section entitled “Questions and Answers About the Offer — What is the market value of the Debentures” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the Company. The information set forth in Item 2 regarding the Company’s name and address above is incorporated herein by reference.
     Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company

Name	Position
Steven J. Malcolm	Chairman, President and Chief Executive Officer, Director
Alan Armstrong	Senior Vice President, Midstream Gathering & Processing
Ralph A. Hill	Senior Vice President, Exploration and Production

Name	Position
Bill Hobbs	Senior Vice President, Power
Michael P. Johnson	Senior Vice President and Chief Administrative Officer
Donald R. Chappel	Senior Vice President, Chief Financial Officer
James J. Bender	Senior Vice President and General Counsel
Phillip D. Wright	Senior Vice President, Williams Gas Pipelines
Irl Engelhardt	Director
William R. Granberry	Director
William E. Green	Director
Juanita H. Hinshaw	Director
William R. Howell	Director
Charles M. Lillis	Director
George A. Lorch	Director
William G. Lowrie	Director
Frank T. MacInnis	Director
Janice D. Stoney	Director
Joseph H. Williams	Director
     The address and telephone number of each director and executive officer is: c/o The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172; (918) 573-2000.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Conversion Offer Prospectus in the sections entitled “Questions and Answers About the Offer,” “Summary—The Offer,” “Terms of the Offer” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Conversion Offer Prospectus in the section entitled “Interest of Directors and Officers in the Transaction” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     The Company has entered into the following agreements, each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference, in connection with the Debentures: Purchase Agreement, dated May 20, 2003, between the Company and the Initial Purchaser named therein; Indenture, dated May 28, 2003, between the Company and JPMorgan Chase Bank, National Association, as trustee; Registration Rights Agreement, dated May 28, 2003, between the Company and the Initial Purchaser named therein; and Form of Convertible Debenture.
     The information set forth in the Conversion Offer Prospectus in the sections entitled “Description of Capital Stock—Preferred Stock Purchase Rights” and “Description of Debentures” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information in the Conversion Offer Prospectus in the sections entitled “Summary—Purpose of the Offer,” “Questions and Answers About the Offer” and “Use of Proceeds” is incorporated herein by reference.
     (b) Use of Securities Acquired.

     The information set forth in the Conversion Offer Prospectus in the sections entitled “Questions and Answers About the Offer—What is the purpose of the Offer?,” “Summary—Purpose of the Offer,” “Summary—The Offer,” “Use of Proceeds” and “Terms of the Offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Conversion Offer Prospectus in the section entitled “Summary—Our Company” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The Company intends to fund the cash component of the Conversion Consideration from its available cash.
     (b) Conditions.
     Not applicable.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in the Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Conversion Offer Prospectus in the section entitled “Interest of Directors and Officers in the Transaction” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Conversion Offer Prospectus in the section entitled “Interest of Directors and Officers in the Transaction” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     The information set forth in the Conversion Offer Prospectus in the sections entitled “Dealer Managers,” “Information Agent” and “Conversion Agent” is incorporated herein on Schedule TO.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in the Conversion Offer Prospectus in the sections entitled “Available Information,” “Incorporation by Reference,” “Summary—Selected Summary Consolidated Financial Data of Williams,” “Summary—Ratio of Earnings to Fixed Charges” and “Selected Historical Consolidated Financial Data” is incorporated herein by reference. The Company’s (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended, (b) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, (c) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, and (d) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, as amended, are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information in the Conversion Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference.
(b) Other Material Information.
     Not applicable.

Item 12. Exhibits.

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Conversion Offer Prospectus, dated November 17, 2005 (incorporated by reference to the Company’s Registration Statement on Form S-4 filed on November 17, 2005)
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-4 filed on November 17, 2005)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(1)(iv)	Letter to Clients
(a)(2)	None
(a)(3)	None
(a)(4)	Conversion Offer Prospectus, dated November 17, 2005 (Filed herewith as exhibit a(1)(i))
(a)(5)	Press release dated November 17, 2005 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934)
(b)	None
(d)(1)(i)	Purchase Agreement, dated May 20, 2003, between the Company and the Initial Purchaser named therein (incorporated by reference to Exhibit 1.1 of the Company’s Registration Statement on Form S-3 filed on June 25, 2003)
d(1)(ii)	Indenture, dated May 28, 2003, between the Company and JPMorgan Chase Bank, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-3 filed on June 25, 2003)
d(1)(iii)	Registration Rights Agreement, dated May 28, 2003, between the Company and the Initial Purchaser named therein (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-3 filed on June 25, 2003)
d(1)(iv)	Form of Convertible Debenture (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-3 filed on June 25, 2003)
(g)	None
(h)	Tax opinion of Gibson, Dunn & Crutcher LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement on Form S-4 filed on November 17, 2005)
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WILLIAMS COMPANIES, INC.

By:	/s/ Brian K. Shore
Name:	Brian K. Shore
Title:	Secretary
Dated: November 17, 2005